City e-Solutions Limited

by mail 22/3

ces.

04024050

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

22 March 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 29 2004
WASH. D.C. 181 SECTION

Dear Sir,

We are pleased to enclose the following document for your attention:

a) City e-Solutions Limited – Annual Report 2003
b) City e-Solutions Limited – General Mandate to Repurchase Shares

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

Directors:
Kwek Leng Beng *(Chairman and Managing Director)*
Vincent Yeo Wee Eng *(Chief Executive Officer)*
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Wong Hong Ren*
Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Lee Jackson a.k.a. Li Chik Sin*
Chan Bernard Charnwut*

* *Non-Executive Directors*

Principal Office:
Room 2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Registered Office:
c/o Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

12 March 2004

To the shareholders of the Company

Dear Sir or Madam,

GENERAL MANDATE TO REPURCHASE SHARES

INTRODUCTION

It is proposed that at the forthcoming annual general meeting of City e-Solutions Limited ("the Company") to be held at Room 2803, 28th Floor, Great Eagle Centre, No.23 Harbour Road, Wanchai, Hong Kong on 16 April 2004 at 10:00 a.m. ("the Annual General Meeting"), a resolution will be proposed, inter alia, to grant to the directors of the Company ("directors") a general mandate to repurchase shares of the Company ("repurchase mandate"). This circular contains the explanatory statement in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), to give all the information reasonably necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting to be held on 16 April 2004, an ordinary resolution will be proposed that the directors of the Company be given a general mandate to exercise all powers of the Company to repurchase issued and fully paid shares in the capital of the Company. Under the repurchase mandate, the number of shares that the Company may repurchase shall not exceed 10% of the share capital of the Company in issue on the date of passing the resolution. The Company's authority is restricted to making purchases on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). On 10 March 2004, being the latest practicable date prior to printing of this circular (the "Latest Practicable Date"), there were in issue an aggregate of 383,125,524 shares of HK$1.00 each in the Company ("Shares"). Exercise in full of the repurchase mandate, on the basis that no further Shares are issued prior to the date of the Annual General Meeting, could accordingly result in up to 38,312,552 Shares being repurchased by the Company. The repurchase mandate shall, unless revoked or varied by the Company in general meeting, take effect upon approval from the shareholders until the next annual general meeting of the Company. Approval from the shareholders will thereafter be sought for the renewal of the repurchase mandate at each subsequent annual general meeting, where required.

(a) Reasons for the repurchase mandate

The directors consider that the repurchase mandate will provide the Company the flexibility to make such repurchase when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/or earnings per share. The directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company as compared with the position disclosed in the financial statements of the Company for the year ended 31 December 2003, in the event that the proposed purchases were to be carried out in full during the proposed purchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

(b) Source of funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the applicable laws of the Cayman Islands and the memorandum and articles of association of the Company.

The Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands provides, inter alia, that shares may only be purchased out of the profits of a company or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, in the manner provided for therein, out of capital.

(c) **Directors, their associates and connected persons**

None of the directors nor, to the best of the knowledge of the directors having made all reasonable enquiries, any associates (as defined in the Listing Rules) of any of the directors has any present intention, in the event that the proposal is approved by shareholders, to sell shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make purchases of Shares.

(d) **Undertaking of the directors**

The directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of the Cayman Islands, and in accordance with the regulations set out in the memorandum and articles of association of the Company.

(e) **Effect of the Takeovers Code**

If, on the exercise of the power to purchase Shares pursuant to the repurchase mandate a shareholder's proportionate interest in the voting rights of the Company increases, such an increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date and to the best of the knowledge and belief of the directors based on register kept by the Company under Section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong), Hong Leong Investment Holdings Pte. Ltd. and its subsidiaries, being the controlling shareholders of the Company, held, directly or indirectly, an aggregate of 230,866,817 Shares, representing about 60.26 per cent. of the then entire issued share capital of the Company. Upon full exercise of the repurchase mandate and on the basis of 383,125,524 Shares in issue as at the Latest Practicable Date, their aggregate shareholding would be increased to about 66.95 per cent. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The directors are not aware of any shareholder, or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the directors exercise the power to repurchase Shares pursuant to the repurchase mandate.

(f) **Purchases of Shares by the Company**

(i) During the last six months preceding the Latest Practicable Date, no Shares have been repurchased by the Company.

(ii) During each of the past twelve months preceding the Latest Practicable Date, the highest and lowest traded prices of the Shares on the Stock Exchange are as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2003		
March	0.65	0.62
April	0.64	0.60
May	0.75	0.58
June	0.93	0.66
July	0.98	0.72
August	1.00	0.89
September	0.98	0.89
October	0.93	0.87
November	0.94	0.88
December	0.91	0.85
2004		
January	0.90	0.83
February	1.10	0.85

ACTION TO BE TAKEN

There is enclosed a form of proxy for use at the Annual General Meeting. Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

RECOMMENDATION

The directors consider that the granting of the repurchase mandate to repurchase Shares is in the interests of the Company and so recommend you to vote in favour of the resolution at the forthcoming Annual General Meeting. The directors will vote all their shareholdings in favour of the resolution.

Yours faithfully,
Kwek Leng Beng
Chairman and Managing Director

ces.

City e-Solutions Limited

(於開曼羣島註冊成立之有限公司)

董事：
郭令明(主席兼董事總經理)
楊為榮(行政總裁)
郭令裕
郭令栢
顏溪俊
王鴻仁*
葉偉霖

獨立董事：
羅嘉瑞醫生*
李積善*
陳智思*

* 非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
P.O. Box 309
Grand Cayman
開曼群島
British West Indies
Maples and Calder 代轉

敬啟者：

回購股份之一般授權

緒言

City e-Solutions Limited(「本公司」)即將於二零零四年四月十六日上午十時在香港灣仔港灣道23號鷹君中心28樓2803室舉行股東週年大會(「股東週年大會」)，建議提呈(其中包括)一項決議案，藉以授予本公司董事(「董事」)一般授權回購本公司股份(「回購授權」)。本通函依照香港聯合交易所有限公司證券上市規則(「上市規則」)之規定，刊載說明函件以提供有合理需要之一切資料，以助本公司股東就是否投票贊成或反對為批准本公司回購其本身股份而提呈之決議案，作出知情之決定。

回購股份之一般授權

在訂於二零零四年四月十六日舉行的股東週年大會上，將提呈一項普通決議案，授予本公司董事一般授權，可行使本公司一切權力以回購本公司股本中之已發行及繳足股份。根據回購授權，本公司可回購之股份數目不得超過本公司於通過該決議案之日本公司已發行股本之10%。本公司之授權限制於香港聯合交易所有限公司(「聯交所」)進行回購。於二零零四年三月十日(即刊印本通函前之最後實際可行日期)(「最後實際可行日期」)，本公司有合共383,125,524股每股面值1.00港元之已發行股份(「股份」)。若於股東週年大會日期前並無發行其他股份，全數行使回購授權會令致本公司回購最多達38,312,552股股份。除非本公司於股東大會撤銷或修訂回購授權，回購授權將於經股東批准後起生效，直至本公司下屆股東週年大會。如有需要，會於其後各股東週年大會尋求股東批准回購授權續期。

(a) 回購股份授權之理由

董事認為回購授權可為本公司帶來靈活性，可於適當時候回購股份，故對本公司有利。回購股份可提高本公司資產淨值及／或每股盈利。董事認為，與本公司於二零零三年十二月三十一日之財務狀況比較，若於建議回購期間全數進行建議回購，本公司之營運資金及負債水平將不會有重大逆轉。若回購會對本公司營運資金或負債比率有重大逆轉，則本公司不會進行回購。

(b) 資金來源

在回購證券時，公司只能動用按照開曼群島之適用法例及本公司之公司組織章程大綱及細則可合法作此用途之資金。

開曼群島的公司法第二十二章(已合併及修改之1961年第3法律條文)只准許回購股本以公司之溢利或從新股本發行(用以作回購之用)的收入中支付、或根據公司法的條文以資本支付。

(c) **董事、彼等之聯繫人士及關連人士**

各董事及(各董事經作出合理查詢後，就其所深知)各董事之任何聯繫人士(定義見上市規則)目前無意在該建議獲股東批准後，出售股份予本公司。

本公司各關連人士(定義見上市規則)並無告知本公司彼現時有意在本公司獲授權回購股份後，出售股份予本公司或承諾不會出售彼所持有之任何股份予本公司。

(d) **董事承諾**

董事已向聯交所承諾，會根據提呈之決議案，並按照上市規則及開曼羣島所有適用法例，及按照本公司之公司組織章程大綱及組織章程細則進行回購。

(e) **收購守則之影響**

若根據回購授權行使權力以回購股份後，某一股東於本公司投票權中所佔之權益比例有所提高，則就香港公司收購及合併守則(「收購守則」)而言，此類權益提高將被視作收購事項。因此，某一股東或一致行動之股東可取得或鞏固本公司之控股權及有責任按照收購守則第26條之規定提出強制收購建議。於最後實際可行日期及據董事所深知及確信，依照須遵照證券及期貨條例(香港法例第571章)第336條記錄於本公司保存之登記名冊內之資料，Hong Leong Investment Holdings Pte. Ltd.及其附屬公司(本公司之控權股東)直接及非直接擁有共230,866,817股本公司發行股份(約佔本公司所有已發行股份之60.26%)。當所有回購股份授權被行使及在383,125,524股本公司於最後實際可行日期之已發行股份之基礎上，其總持股量將會增加至約66.95%。此增加將不會引發任何責任須按照收購守則第26條之規定提出強制收購建議。董事並不知悉有任何股東或一致行動之股東，當董事根據回購授權行使權力回購股份之後，將有責任按照收購守則第26條之規定提出強制收購建議。

(f) **本公司股份之購回**

(i) 於最後實際可行日期前最後六個月內，本公司沒有回購任何本公司股份。

(ii) 於最後實際可行日期前之過去十二個月各個月份，股份在聯交所之最高及最低成交價如下：

	股份	
	最高	最低
	港元	港元
二零零三年		
三月	0.65	0.62
四月	0.64	0.60
五月	0.75	0.58
六日	0.93	0.66
七月	0.98	0.72
八月	1.00	0.89
九月	0.98	0.89
十月	0.93	0.87
十一月	0.94	0.88
十二月	0.91	0.85
二零零四年		
一月	0.90	0.83
二月	1.10	0.85

應予採取之行動

適用於股東週年大會之代表委任表格隨函附奉。無論台端擬出席股東週年大會與否，均請依照刊載於代表委任表格的指示填寫代表委任表格，並於股東週年大會之指定舉行時間48小時前交回。股東交回代表委任表格後仍可親自出席會議及於會上投票。

推薦意見

董事認為授權回購股份乃符合本公司利益，故建議　閣下在即將舉行之股東週年大會上投票贊成該決議案。各董事將按其所持股權全數投票贊成該決議案。

此致

列位本公司股東　台照

主席兼董事總經理
郭令明
謹啟

二零零四年三月十二日